Exhibit 14.1

SANTA LUCIA BANCORP

CODE OF BUSINESS CONDUCT AND ETHICS

DATE LAST REVIEWED:
DATE ADOPTED BY BOARD: July 12, 2006

Introduction

This Code of Business Conduct and Ethics (referred to hereinafter as the “Code”) sets forth the Holding Company policies with respect to the way we conduct ourselves individually and operate our business.  The provisions of this Code are designed to promote honest and ethical behavior among our officers and directors.

In the course of performing our various roles in the Holding Company, each of us will encounter ethical questions in different forms and under a variety of circumstances.  Moments of ethical uncertainty may arise in our dealings with fellow officers of the Holding Company, other parties such as government entities or members of our community.  In achieving the high ground of ethical behavior, compliance with governmental laws is not enough.  Our officers should never be content with simply obeying the letter of the law, but must also strive to comport themselves in an honest and ethical manner.  This Code provides clear rules to assist our officers and directors in taking the proper actions when faced with an ethical dilemma

The reputation of the Holding Company is our greatest asset and its value relies on the character of its officers and directors.  In order to protect this asset, the Holding Company will not tolerate unethical behavior by officers or directors.  Those who violate the standards in this Code will be subject to disciplinary action.  If you are concerned about taking an action that may violate the Code or are aware of a violation by another officer or director, follow the guidelines set forth in the sections below entitled “Compliance Guidelines and Resources” and “Reporting Procedures”.

This Code applies equally to all officers and directors of the Holding Company.  All references to officers contained in this Code should be understood as referring to directors as well.

Compliance with laws, Rules and Regulations

Santa Lucia Bancorp policy requires that the Holding Company, as well as all officers and directors, comply fully with both the spirit and the letter of all laws, rules and regulations.  Whenever an applicable law, rule or regulation is unclear or seems to conflict with either another law or any provision of this Code, all officers and directors are urged to seek clarification from their supervisor or the appropriate compliance official as discussed below under “Compliance Guidelines and Resources”.  Beyond mere compliance with the law, we should always conduct our business with the highest standards of honesty and integrity — wherever we operate.  In the final analysis, we should operate our business in such a way that we would be proud to have all the facts disclosed.

Conflicts of Interest

Every officer has a primary business responsibility to the Holding Company and must avoid conflicts of interest.  A conflict of interest arises when an officer takes actions or enters into relationships that oppose the interests of the Holding Company, harm the Holding Company’s reputation or interfere with the officer’s performance or independent judgment when carrying out any actions on behalf of the Holding Company.  The Holding Company strictly prohibits its officers from taking any action or entering into any relationship that creates, or even appears to create, a conflict of interest.  For purposes of determining whether a conflict exists, the actions of an officer’s immediate family members are treated as those of the officer and are therefore subject to the same considerations.

In order to avoid a potential conflict of interest, an officer may not receive any payments, compensation, or gifts (other than gifts of nominal value), from any entity that does business or seeks to do business with the Holding Company.  Officers must be sensitive to other potential conflicts of interest that may arise and use their best efforts to avoid the conflict.

Any officer or director who is aware of a transaction or relationship that could reasonably be expected to give rise to a conflict of interest in violation of this section must inform the appropriate personnel in accordance with the procedures set forth below under “Reporting Procedures” in this Code.  If an officer has any questions regarding the Holding Company’s policy on conflicts of interest or needs assistance in avoiding a potential conflict of interest, he or she is urged to seek the advice of the President and CEO or the Ethics Officer of the Bank.

Corporate Opportunities

Officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of Holding Company property, Holding Company information or their position in the Holding Company.  Furthermore, Officers may not use Holding Company property, information or influence or their position in the Holding Company for improper personal gain.  Finally, officers have a duty to advance the Holding Company’s legitimate interests when the opportunity to do so arises.  Consequently, officers are not permitted to compete with the Holding Company.

Insider Trading

Officers and directors will frequently become aware of confidential non-public information concerning the Holding Company (and the parties with which the Holding Company does business).  The Holding Company prohibits officers from using such confidential information for personal financial gain, such as for purposes of stock trading, or for any other purpose other than the conduct of our business.  Officer must maintain the confidentiality of such information and may not make disclosures to third parties, including members of the officers family.  All non-public information about the Holding Company should be treated as confidential information.  To use non-public information for personal financial benefit or to “tip” others who may make stock trades on the basis of this information is not only unethical but also illegal.  In addition to possible legal sanctions, any officer or director found to be in violation of the Holding Company’s insider trading policy will face decisive disciplinary action.

Confidentiality

Officers must maintain the confidentiality of confidential information entrusted to them by the Holding Company or its suppliers, except when disclosure is authorized by the Holding Company or required by law.  Confidential information includes proprietary information of the Holding Company, as well as all non-public information that might be of use to competitors, or harmful to the Holding Company if disclosed.

Protection and Proper Use of Holding Company Assets

All Holding Company assets should be used for legitimate business purposes and all officers and directors must make all reasonable efforts to protect the Holding Company’s assets and ensure their efficient use.  Theft, carelessness, and waste have a direct impact on the Holding Company’s profitability and must therefore be avoided.  The suspected occurrence of fraud or theft should be immediately reported to the appropriate person in accordance with the procedures set forth below under “Reporting Procedures” in this Code.

Fair Dealing

We seek to maintain a reputation for fair dealing among our competitors and the public alike.  In light of this aim, the Holding Company prohibits officers from engaging in any unethical or illegal business practices. The Holding Company relies on the judgment of each individual officer to avoid such practices.  No officer should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair business practice.

Books and Records and Accounting Controls

The Holding Company takes pride in the open honesty of its accounting system and relies on the cooperation of all officers who are involved in keeping financial records of any type in maintaining the integrity of the system.  Holding Company policy requires that all books and records be maintained accurately and that no fund, asset, liability, revenue or expense be concealed or incompletely recorded for any purpose.  Furthermore, all entries must be supported by documentation adequate to permit the books and records to be verified by audit.

The Audit Committee has the responsibility to review the Holding Company’s policies and practices with respect to financial reporting.  By conducting this review, the Audit Committee helps the Holding Company identify deficiencies in its practices so that they can be promptly corrected.  Auditors shall have unrestricted access to all Holding Company documents and records.  All officers are required to cooperate fully with the independent auditors.  In no case may an officer make a false or misleading statement to any internal auditor, withhold records, or otherwise interfere with an audit.

Full, Fair, Accurate, Timely, and Understandable Reporting

In addition to the pride the Holding Company takes in its accounting system, it is the Holding Company’s policy to promote full, fair, accurate, timely and understandable reporting and disclosure in all documents the Holding Company is required to file with governmental entities or that the Holding Company provides to the general public.  Accordingly, the Holding Company places ultimate responsibility for carrying this policy into effect upon the Chief Executive Officer, and Chief Financial Officer.

Waivers

The Holding Company expects all officers and directors to comply with the provisions of this Code.  Any waiver of this Code for officers or directors may be made only by the Board of Directors or a Board committee and will be promptly disclosed to the public as required by law.  When necessary, a waiver will be accompanied by appropriate controls designed to protect the Holding Company.

Reporting Procedures

All officers have a duty to report any violations of this Code, as well as violations of any laws, rules, or regulations.  The Holding Company does not permit retaliation of any kind against officers for good faith reports of ethical violations.

Disciplinary Action

The Holding Company has implemented the following disciplinary policies to ensure that prompt and consistent actions are taken in response to Code violations:

1.               Range of Penalties.  All violations of this Code will be treated seriously and will result in the prompt imposition of penalties which may include (1) an oral or written warning, (2) a reprimand, (3) suspension, (4) termination and/or (5) restitution.

2.               Disciplinary Process.  The penalty for a particular violation will be decided on a case-by-case basis and will depend on the nature and severity of the violation as well as the officers history of non-compliance and cooperation in the disciplinary process.  Significant penalties will be imposed for violations resulting from intentional or reckless behavior.  Penalties may also be imposed when an officer fails to report a violation due to the officers indifference, deliberate ignorance or reckless conduct

AMENDMENT

This Code and any provision contained herein may be amended or repealed by a majority of the Board of Directors.